Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Combined Fixed Charges and Preferred Stock Dividends to Earnings
(In thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Consolidated net loss before income tax	$(162,141)	$(116,389)	$(83,132)	$(53,961)	$(16,420)
Loss on equity method investment	23,037	8,237	1,824	—	—
Fixed charges	16,535	9,911	978	764	288
Capitalized interest, net of amortization	(620)	(1,055)	(273)	—	—
Total earnings	$(169,263)	$(99,296)	$(80,603)	$(53,197)	$(16,132)
Fixed charges:
Interest expense	$14,097	$8,191	$834	$642	$228
Debt fees	465	541	—	13	—
Debt discount	1,973	1,179	144	109	60
Total fixed charges	$16,535	$9,911	$978	$764	$288
Ratio of Earnings to Fixed Charges	—	—	—	—	—
Deficiency of Earnings Available to Cover Fixed Charges	$(185,798)	$(109,207)	$(81,581)	$(53,961)	$(16,420)